November 1, 2005

Mail Stop 7010

Mr. Robert K. Kretzman, Esq.
Executive Vice President, Chief Legal Officer,
General Counsel and Secretary
Revlon, Inc.
237 Park Avenue
New York, New York   10017

RE:	Revlon, Inc.
	Registration Statement on Form S-3
	Filed on:  October 4, 2005
	File No.:  333-128815

Dear Mr. Kretzman:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Fee Table

1. Please clarify in footnote 1 that any shares issued under this indeterminate amount will be counted against the $250 million of securities that Revlon is registering.

Cover Page

2. We note your disclosure that "[a] prospectus supplement may also add, update or change information contained in this prospectus." Please revise, as a prospectus supplement may not contradict, modify or replace information in the prospectus. Please make similar revisions in the first paragraph under "About this Prospectus" on page
1.

Where You Can Find More Information, page 2

3. Specifically identify and incorporate by reference the company`s annual report on Form 10-K for the year ended December 31, 2004 which was filed with the SEC on March 10, 2005 as required by Item
12(a)(1)
of Form S-3.

Description of Securities, page 5

4. The staff notes that the specific terms of the securities to be issued are not specified in the registration statement. If the terms of the securities to be offered under a future prospectus
supplement
to the registration statement are novel or unique, we intend to review
and, if appropriate, comment on the disclosure. If the registrant contemplates such an offering and wishes to furnish to the staff, supplementally, draft copies of the 424(b) prospectus prior to its use
(to the attention of the undersigned), the staff will review the material on an expedited basis.
5. We note the use of Rule 415 and Rule 430A undertakings. Please submit a copy of the prospectus supplement for any immediate takedown.
Also, the registrant should specify in its acceleration request the
amount of securities that will be offered on a delayed basis.
Please
revise or advise, as appropriate.
6. In the third paragraph under "Preferred Stock" on page 7, you state
that the prospectus supplement will state "the terms and
conditions,
if applicable, upon which the preferred stock being offered will be
convertible into Revlon Class A common stock...or other
securities...".   Please note that the securities underlying
convertible securities must be registered on the registration statement if the securities are convertible within one year from the
date of their issuance.   In this regard, please identify what the
"other securities" will be and revise footnote (1) to the fee table
accordingly. Descriptions of the underlying securities should be included in the registration statement.
7. We also note the disclosure in the fourth bullet on page 8 concerning the exchange of preferred stock for debt securities of Products Corporation. Please also note that the exchange of outstanding securities for securities to be offered through this prospectus is not permitted on Form S-3. In this regard, please see the transactions requirements in Part I.B. to the general
instructions
to Form S-3.  Please adivse us concerning this exchange.  We may have
further comment based on your response.
8. Similarly, under "Description of Warrants" on page 9, you state that Revlon may issue warrants to purchase Revlon Class A common stock
or preferred stock or "other securities".   Warrants sold with
other
securities may be attached to or separate from the other securities.
All securities issuable upon exercise of the warrants must be registered if the warrants are exercisable with one year from the date of issuance. For the "other securities" that may be attached to the warrants, the staff notes that all classes of securities being registered should be specifically identified. The reference to "other securities" should be deleted or modified to refer specifically to other securities registered under this registration statement.

Plan of Distribution, page 12

9. We note the discussion of remarketing in the fifth paragraph on page 13. Depending on the level of involvement by the issuer or its affilates in the remarketing, any offers or sales under such an arrangement may require registration under the Securities Act. If the issuer would prefer that we express our view now on this issue, provide us information about the procedures that will be used and the participants in the offered securities remarketing, including the role of Revlon or its affiliates, if any.
10. Disclosure in the sixth paragraph on page 13 states that the company may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase securities from the company at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. With respect to the delayed delivery contracts, please supplementally (i) describe any terms and conditions, and (ii) confirm whether the terms and conditions will cause the company`s counsel to conclude that the delayed delivery contracts are securities within the meaning of
Section 2(a)(l) of the Securities Act of l933, as amended.

Exhibit 5.1 - Legal Opinion


11. We note the assumption contained in paragraph 1(v) on page 4, which is also used similarly in the other opinions concerning the other securities to be registered. Please tell us what is meant by
"duly established." In addition, since counsel must opine that the securities when sold, will be legally issued fully paid and nonassessable, the entire provision in paragraph 1(v) appears overly broad. Please tell us the basis for this assumption. We may have further comment based on your response.
12. We also note the phrase "or upon due conversion, exercise or exchange of any Warrants, Preferred Stock, or Subscription Rights or pursuant to any Stock Purchase Contracts or Stock Purchase Units" used in paragraph 1(vi) and similarly throughout the other opinions concerning the other securities to be registered. Given that counsel must opine that the securities, when sold, will be legally issued, fully paid and nonassessable, this provision appears confusing. Please revise to clarify or delete.

Forms 8-K filed March 8, 2005, May 6, 2005 and August 4, 2005

13. We note that your year-end and quarterly earnings releases include the following non-GAAP measures: Adjusted EBITDA; Adjusted EBITDA, excluding restructuring costs and growth plan charges; and Operating
Income, excluding restructuring costs, additional consolidation costs and growth plan charges. We have the following comments related to these measures:

* We read in the footnotes to your March 8, 2005 press release that these metrics are useful to your company and investors in understanding your financial operating performance. Please tell us more specifically how management uses each of these measures to assess your company`s performance. In this regard, we note that these measures are not used for segmental evaluation since your company only has one segment.
* It is not clear to us why your current non-GAAP measures would be meaningful to investors. Please advise. If management does not use these measures for internal reporting or evaluation purposes, we would struggle to understand why you believe that it is more meaningful to present these measures to your investors than it would be to present
EBITDA, operating income or net income/loss.
* We further note that your fiscal year 2005 quarterly earnings releases only present Adjusted EBITDA. Please tell us if you plan to present the other non-GAAP measures seen in your March 8, 2005 press release in future filings. If so, please help us to understand why you believe it is useful to present two differently calculated Adjusted EBITDA measures. It appears that the use of a single Adjusted EBITDA measure might be less confusing to your investors.
* If you present these non-GAAP measures in future earnings releases, please revise your disclosures to address each of the above points.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

      Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Jennifer K. Thompson, staff accountant at
(202)
551-3737 or John Cash,  Branch Chief  at (202) 551-3768 if you
have
questions regarding comments on the financial statements and related
matters.  Please contact Dorine H. Miller, examiner at (202) 551-
3711
or Lesli Sheppard, attorney at (202) 551-3708 with any other questions.

Sincerely,


Pamela A. Long
Assistant Director




??

??

??

??

Robert K. Kretzman, Esq.
Revlon, Inc.
November 1, 2005
Page 6



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE